FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-217915

March 22, 2018

Final Pricing Term Sheet

CAI INTERNATIONAL, INC.

8.50% Series A Fixed-to-Floating Rate

Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference $25.00 per Share)

Final pricing term sheet, dated March 22, 2018 (the “Final Pricing Term Sheet”) to the preliminary prospectus supplement, dated March 21, 2018 of CAI International, Inc. (the “Preliminary Prospectus Supplement”). This Final Pricing Term Sheet relates only to the securities described below and is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement. Capitalized terms used in this Final Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	CAI International, Inc.

Securities Offered:	8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock (“Series A Preferred Stock”).

Number of Firm Securities:	1,600,000 shares of Series A Preferred Stock.

Number of Optional Securities:	240,000 shares of Series A Preferred Stock.

Trade Date:	March 22, 2018.

Settlement and Delivery Date:

March 29, 2018 (T + 5).

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series A Preferred Stock on the initial pricing date of the Series A Preferred Stock or the next two succeeding business days will be required, by virtue of the fact that the Series A Preferred Stock initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Public Offering Price:	$25.00 per share of Series A Preferred Stock; $40,000,000 total (assuming no exercise of the underwriters’ option to purchase additional shares of Series A Preferred Stock).

Underwriting Discount:	$0.7875 per share; $1,260,000 total (assuming no exercise of the underwriters’ option to purchase additional shares of Series A Preferred Stock).

Maturity Date:	Perpetual (unless redeemed by issuer on or after April 15, 2023 or in connection with a change of control).

Rating:	The Series A Preferred Stock will not be rated.

Dividend Rate:	From and including the original issue date to, but excluding, April 15, 2023, at an annual rate of 8.50%, based on the $25.00 liquidation preference per annum, and from and including April 15, 2023, an annual rate equal to the sum of (a) Three-Month LIBOR as calculated on each applicable Date of Determination and (b) 5.82% of the $25.00 liquidation preference per share of Series A Preferred Stock.

Dividend Payment Date:	Dividends on the Series A Preferred Stock shall accrue daily and be cumulative from, and including, the date of original issue and shall be payable quarterly on the 15th day of each April, July, October and January (each such payment date, a “Dividend Payment Date,” and each such quarterly period, a “Dividend Period”); provided that if any Dividend Payment Date is not a Business Day, then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that Dividend Payment Date to that next succeeding Business Day. The first dividend on the Series A Preferred Stock is scheduled to be paid on July 15, 2018 in the amount of $0.62569 per share to the persons who are the holders of record of the Series A Preferred Stock at the close of business on July 1, 2018.

Liquidation Preference:	$25.00 per share of Series A Preferred Stock, plus accumulated and unpaid distributions.

Optional Redemption Date:	On and after April 15, 2023, the Issuer may, at its option, upon not less than thirty (30) nor more than sixty (60) days’ written notice, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash, at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If the Issuer elects to redeem any shares of Series A Preferred Stock as described in this paragraph, the Issuer may use any available cash to pay the redemption price.

Special Optional Redemption:	Upon the occurrence of a Change of Control, provided no Limiting Document may prohibit it, the Issuer may, at its option, upon not less than thirty (30) days’ nor more than sixty (60) days’ written notice, redeem the Series A Preferred Stock, in whole or in part, within one hundred twenty (120) days after the first date on which such Change of Control occurred, for cash, at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date, the Issuer has provided notice of the Issuer’s election to redeem some or all of the shares of Series A Preferred Stock (whether pursuant to the Issuer’s optional redemption right described above or this special optional redemption right), the holders of shares of Series A Preferred Stock will not have the Change of Control Conversion Right with respect to the shares called for redemption. If the Issuer elects to redeem any shares of the Series A Preferred Stock as described in this paragraph, it may use any available cash to pay the redemption price.

Limited Conversion Rights Upon a Change of Control:

Upon the occurrence of a Change of Control, each holder of shares of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provide irrevocable notice of the Issuer’s election to redeem the Series A Preferred Stock) to convert some or all of the shares of Series A Preferred Stock held by such holder on the Change of Control Conversion Date, into the Common Stock Conversion Consideration, which is equal to the lesser of:

•  the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

• 2.30521 shares of common stock, subject to certain adjustments described in the prospectus supplement.

Listing:	The Issuer intends to apply to have the Series A Preferred Stock listed on the New York Stock Exchange (“NYSE”). If the application is approved, the Issuer expects trading of the Series A Preferred Stock on the NYSE to begin within 30 days after their original issue date.

CUSIP/ISIN:	12477X 205 / US12477X2053

Joint Book-Running Managers:	B. Riley FBR, Inc. Janney Montgomery Scott LLC Oppenheimer & Co. Inc. William Blair & Company, L.L.C.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Boenning & Scattergood, Inc. The Huntington Investment Company Incapital LLC National Securities Corporation Wedbush Securities Inc.

The Issuer has filed a registration statement (including a base prospectus dated June 2, 2017) and a preliminary prospectus supplement, dated March 21, 2018 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them by contacting: B. Riley FBR, Inc., Attn: Syndicate Prospectus Department, 1300 17th Street N., Suite 1400, Arlington, Virginia 22209, Phone: (703) 312-9580, Email: prospectuses@brileyfbr.com; Janney Montgomery Scott LLC, 1717 Arch Street, Philadelphia, Pennsylvania 19103, Phone: (215) 665-6130, Email: prospectus@janney.com; Oppenheimer & Co. Inc., Attn: Syndicate Prospectus Department , 85 Broad Street, 26th Floor, New York, New York 10004, Phone: (212) 667-5040, Email: EquityProspectus@opco.com; and William Blair & Company, L.L.C., Attn: Aaron Stout, 150 North Riverside Plaza, Chicago, Illinois 60606, Phone: (312) 364-8095, Email: astout@williamblair.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

4